FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Change of Subsidiary (Addition of “Webzen Software Development Limited Company” (Webzen China))

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	December 8, 2004	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Change of Subsidiary

	1. Content	Addition of Subsidiary
2. Subsidiary	Name	Webzen Software Development Limited Company (Webzen China)
	CEO	Cho, Ki Yong
	Major Financial condition	Total Assets (KRW)	2,076,600,000	Total Capital (KRW)	2,076,600,000
		Total Liabilities (KRW)	—	Capital (KRW)	2,076,600,000
	Major Business	Online game development, sale and service business
	Others	—
	3. Name of the Group	Webzen Inc.
	4. Reason for addition or exclusion	Establish a new overseas subsidiary
	5. Largest shareholder’s percentage of shares owned	100
	6. Number of subsidiaries after addition	5
	7. Date of change	December 3, 2004
	8. Others	The Capital is US $2,000,000. The Korean Won amounts above are translated from US dollars at the exchange rate of US$1=KRW 1,038.30 on December 7, 2004 announced by The Korea Foreign Exchange Bank.
	9. Related date of disclosure	November 17, 2004